Jennifer Fonner DiNucci

T: +1 650 843 5102

dinuccijf@cooley.com

December 4, 2012

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

Washington, D.C. 20549-3628

Attn:	Daniel F. Duchovny

Special Counsel

RE:	OPNET Technologies, Inc.

Schedule 14D-9 filed November 14, 2012

SEC File No. 005-60291

Dear Mr. Duchovny:

On behalf of OPNET Technologies, Inc. (the “Company”), we are today transmitting for filing Amendment No. 4 (the “Amendment”) to the Schedule 14D-9 (the “Schedule 14D-9”) originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 14, 2012.

The Amendment is being filed in response to the comment received from the staff of the Division of Corporation Finance (the “Staff”) by letter dated November 29, 2012 with respect to the Schedule 14D-9 (the “Comment”). Set forth below is the Comment and the Company’s response to the Comment.

Schedule 14D-9

Financial Projections, page 28

1. We note that the projected financial information included in this section has not been prepared in accordance with GAAP. As a result, advise us what consideration you have given as to whether the projected financial information would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

December 4, 2012

Page Two

Response to Comment #1:

In response to the Staff’s comment, the Amendment includes additional disclosure as contemplated by Rule 100(a) of Regulation G.

*  *  *  *

As requested by the Staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *

Please fax any additional comment letters concerning the Amendment to (650) 849-7400 and direct any questions or comments concerning the Amendment or this response letter to either the undersigned at (650) 843-5102 or Brent B. Siler, of this firm, at (703) 456-8058.

Sincerely,

/s/ Jennifer Fonner DiNucci

Jennifer Fonner DiNucci

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM